Chb
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SEC
Mail Processing
Section

FEB 08 2012

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION

12010701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B&A CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14N679 ROUTE 25, STE.C
(No. and Street)

EAST DUNDEE (City) IL (State) 60118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE BUETTNER 847-836-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLF & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

1901 S. MEYERS RD., SUITE 500 (Address) OAK BROOK TERRACE (City) IL (State) 60181-5209 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch.b
2/8/12

OATH OR AFFIRMATION

I, LAWRENCE BUETTNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B&A CAPITAL, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DONNA L. SIMMS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 12/02/2012

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wolf Financial Group

B&A Capital, Inc.

Financial Statements,
Supplementary Information
and
Independent Auditor's Report
For the Year Ended
December 31, 2011

Wolf & Company LLP
Certified Public Accountants

CONTENTS

Wolf & Company LLP

A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT

Board of Directors
B&A Capital, Inc.
East Dundee, Illinois

We have audited the accompanying statement of financial condition of B&A CAPITAL, INC. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B&A Capital, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Oakbrook Terrace, Illinois
January 24, 2012

Wolf & Company LLP

PKF
A PKF International Member Firm

1901 S. Meyers Road, Suite 500 · Oakbrook Terrace, Illinois 60181-5209
630.545.4500 *main* · 630.574.7818 *fax* · www.wolfcpa.com

B&A CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash	$ 11,661

STOCKHOLDER'S EQUITY

Stockholder's equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 15,000 shares issued and outstanding	$ 15,000
Additional paid-in-capital	34,000
Retained deficit	(37,339)
Total stockholder's equity	$ 11,661

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Expenses:	
Filing fees	$ 4,399
Insurance	680
Outside services	8,462
Professional fees	6,219
Bank services charges	52
Office supplies	234
Total expenses	20,046
Net loss	$ (20,046)
Basic earnings per share	$ (1.34)

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2011

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2010	15,000	$ 15,000	$ 34,000	$ (17,293)	$ 31,707
Net loss	-	-	-	(20,046)	(20,046)
Balance at December 31, 2011	15,000	$ 15,000	$ 34,000	$ (37,339)	$ 11,661

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net loss	$ (20,046)
Net decrease in cash	(20,046)
Cash, beginning of year	31,707
Cash, end of year	$ 11,661

The accompanying notes are an integral part of these financial statements.

B&A CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

B&A Capital, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides brokerage and marketing services for limited partnerships in the oil and gas industry. These services are provided for corporations with identical ownership as the Company. Operations are located in Illinois.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership, upon release of subscribed amounts from escrow.

Statement of Cash Flows – The Company considers cash to be all highly liquid deposits with a maturity date of three months or less.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Basic Earnings Per Share – Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Income Taxes – The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination.

3. Related Party

The Energy Group, Inc. solely owned by the stockholder of B&A Capital, Inc. provides administrative services to the Company. There were no charges between the two entities during 2011.

4. Income Taxes

The Company has available approximately $37,000 in net operating loss carryforwards, expiring through 2031. The accompanying financial statements do not reflect a deferred tax asset related to these carryforwards, as the likelihood that the Company will generate sufficient taxable income to utilize the losses is uncertain.

5. Subsequent Events

The Company's management has evaluated subsequent events through January 24, 2012, the date these financial statements were available for issuance.

SUPPLEMENTARY INFORMATION

B&A CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

Net capital:	
Total stockholders' equity	$ 11,661
Deductions	-
Net capital	$ 11,661
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II original (unaudited) FOCUS report	$ 11,661
Non-allowable assets	-
Company adjustments	-
Audit adjustments	-
Net capital	$ 11,661
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$ 5,000
Excess net capital	$ 6,661
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	0.00%

See independent auditor's report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
B&A Capital, Inc.
East Dundee, Illinois

In planning and performing our audit of the financial statements of B&A Capital, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1901 S. Meyers Road, Suite 500 · Oakbrook Terrace, Illinois 60181-5209
630.545.4500 *main* · 630.574.7818 *fax* · www.wolfcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oakbrook Terrace, Illinois
January 24, 2012

Wolf & Company LLP